Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports oil sands production numbers for April 2010

Calgary, Alberta (May 3, 2010) — Suncor Energy Inc. reported today that the company’s oil sands production during April averaged approximately 333,000 barrels per day (bpd). Year-to-date oil sands production at the end of April averaged approximately 234,000 bpd.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

On a monthly basis, Suncor reports production numbers from its oil sands operation in order to provide stakeholders with a more timely review of operational performance. These numbers are preliminary and subject to adjustment. Monthly totals may differ from the year-to-date total due to rounding, the impact of sales and changes in inventory. Production volumes will be confirmed when Suncor’s second quarter results are released.

This news release contains forward-looking statements, including our estimated production, which are based on Suncor’s current expectations, estimates, projections and assumptions and are subject to change. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com